UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People’s Republic of China, 214111
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On December 30, 2024, Beijing LOBO Intelligent Machine Co., Ltd. (“Beijing LOBO”), a wholly-owned subsidiary of LOBO EV TECHNOLOGIES LTD., a British Virgin Islands business company (the “Company”), completed the disposal of Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd, an 85%-owned subsidiary of Beijing LOBO. Beijing LOBO received RMB 9,180,000 for the disposal.

On December 10, 2024, Jiangsu LOBO Electric Vehicle Co. Ltd. (“Jiangsu LOBO”), a wholly-owned subsidiary of the Company, completed the disposal of Guangzhou LOBO Intelligent Technologies Co. Ltd., a wholly-owned subsidiary of Jiangsu LOBO. Jiangsu LOBO received RMB 18,000 for the disposal.

The Company has received valuation report for the Beijing LOBO and Guangzhou LOBO from a third-party valuation advisor. Each of the disposal was approved by the board of directors of the Company. The main business of the Company in China still focuses on the design and manufacture of two-wheeled electric vehicles, three-wheeled electric vehicles and off-highway four-wheeled electric shuttles.

The financial statements of the Company as of and for the year ended December 31, 2023 and six months ended June 30, 2024, the accompanying notes thereto, and incorporated herein by reference, and pro forma financial information as of and for the year ended December 31, 2023 and six months ended June 30, 2024, which is filed as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
99.1	LOBO EV TECHNOLOGIES LTD. Unaudited Pro Forma Condensed Combined Financial Statements as of December 31, 2023 and June 30, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo EV Technologies Ltd.

Date: December 30, 2024	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer

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